SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 3)*

FLAMEL TECHNOLOGIES, S.A. (Name of Issuer)

American Depository Receipts (Title of Class of Securities)

338488109 (CUSIP Number)

December 31, 2008 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b) ☒Rule 13d-1(c) ☐Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 338488109	13G	Page 2 of 12 Pages
1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		841,576
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		841,576

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	841,576

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	3.49%

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 338488109	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		582,935
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		582,935

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	582,935

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	2.42%

12	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 338488109	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		2,171,308
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		2,171,308

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,171,308

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.01%

12	TYPE OF REPORTING PERSON*
OO

CUSIP No. 338488109	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		231,212
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		231,212

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	231,212

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	0.96%

12	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 338488109	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		3,827,031
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		3,827,031

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,827,031

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.88%

12	TYPE OF REPORTING PERSON*
	PN, HC

CUSIP No. 338488109	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON: BVF Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		3,827,031
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		3,827,031

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,827,031

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	15.88%

12	TYPE OF REPORTING PERSON*
	CO, HC

CUSIP No. 338488109	13G	Page 8 of 12 Pages

ITEM 1(a).      NAME OF ISSUER:

                             FLAMEL TECHNOLOGIES, S.A. (“FLML”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                              PARC CLUS DU MOULIN A VENT
                              33 AVENUE DU DOCTEUR GEORGES
                              69693 VENISSIEUX CEDEX
                              FRANCE

ITEM 2(a).      NAME OF PERSON FILING:

                         This Amendment No. 3 to Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

(i)	Biotechnology Value Fund, L.P. ("BVF")
(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
(iii)	BVF Investments, L.L.C. ("BVLLC")
(iv)	Investment 10, L.L.C. ("ILL10")
(v)	BVF Partners L.P. ("Partners")
(vi)	BVF Inc. ("BVF Inc.")

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         The principal business office of the Reporting Persons comprising the group filing this Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.

ITEM 2(c).      CITIZENSHIP:

BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
BVLLC:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                         This Amendment No. 3 to Schedule 13G is being filed with respect to the American Depository Receipts (“ADRs”) of FLML. The Reporting Persons' percentage ownership of the ADRs are based on 24,106,600 ADRs being outstanding.

                         As of December 31, 2008, BVF beneficially owned 841,576 ADRs, BVF2 beneficially owned 582,935 ADRs, BVLLC beneficially owned 2,171,308 ADRs and ILL10 beneficially owned 231,212 ADRs. Partners and BVF Inc. may each be deemed to beneficially own 3,827,031 ADRs.

CUSIP No. 338488109	13G	Page 9 of 12 Pages

ITEM 2(e).      CUSIP Number:                       338488109

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

                        Not applicable as this Amendment No. 3 to Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.        OWNERSHIP:

                        The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) of this Amendment No. 3 to Schedule 13G is hereby incorporated by reference.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                        If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than 5 percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                        Pursuant to the operating agreement of BVLLC, Partners is authorized, among other things, to invest the funds of Samana Capital, L.P., the majority member of BVLLC, in the ADRs beneficially owned by BVLLC and to vote and exercise dispositive power over those ADRs. Partners and BVF Inc. share voting and dispositive power over ADRs beneficially owned by BVF, BVF2, BVLLC and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the ADRs owned by such parties.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                       Mr. Lampert is the owner, sole director and an officer of BVF Inc. BVF Inc. is the general partner of Partners, which is the general partner of BVF and BVF 2. Partners is the manager of BVLLC and is investment adviser to ILL10.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                       The members of the group making this filing on Amendment No. 3 to Schedule 13G are: Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., BVF Investments, L.L.C., Investment 10, L.L.C., BVF Partners L.P. and BVF Inc.     .

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                      Not applicable.

CUSIP No. 338488109	13G	Page 10 of 12 Pages

ITEM 10.        CERTIFICATION

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information forth in this statement is true, complete and correct.
Dated: February 2, 2009

By:	BIOTECHNOLOGY VALUE FUND, L.P.*

By: BVF Partners, L.P., its general partner

	By:	BVF Inc., its general partner

By: /s/ Mark N. Lampert Mark N. Lampert, President

BIOTECHNOLOGY VALUE FUND II, L.P.*

By:	BVF Partners, L.P., its general partner

	By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert Mark N. Lampert, President

BVF INVESTMENTS, L.L.C.*

By:	BVF Partners, L.P., its manager

	By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert Mark N. Lampert, President

INVESTMENT 10, L.L.C.*

By:	BVF Partners, L.P., its investment manager

	By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert Mark N. Lampert, President

BVP PARTNERS L.P.*

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert Mark N. Lampert, President

BVF INC.*

By:	/s/ Mark N. Lampert Mark N. Lampert, President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

Exhibit A
JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13G filed December 31, 2008, relating to the ADRs of FLML shall be filed on behalf of the undersigned.

Dated: February 2, 2009

BIOTECHNOLOGY VALUE FUND, L.P.

By: BVF Partners, L.P., its general partner

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert Mark N. Lampert, President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners, L.P., its general partner

	By:	BVF Inc., its general partner

By: /s/ Mark N. Lampert Mark N. Lampert, President

BVF INVESTMENTS, L.L.C.

By: BVF Partners, L.P., its investment manager

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert Mark N. Lampert, President

INVESTMENT 10, L.L.C.

By: BVF Partners, L.P., its investment manager

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert Mark N. Lampert, President

BVF PARTNERS L.P.

By: BVF Inc., its general partner

By:	/s/ Mark N. Lampert Mark N. Lampert, President

BVF INC.

By:	/s/ Mark N. Lampert Mark N. Lampert, President